SE  OMMISSION
9

09040197

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response.... 12.00

SEC FILE NUMBER
8- 65521

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___**01 / 01 / 08**_____ AND ENDING_____**12 / 31 / 08**____
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EDGEMONT CAPITAL PARTNERS, L.P.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**114 WEST 41ST STREET, 19TH FLOOR
NEW YORK, NY 10036**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF SWEARINGEN   **212 867-8935**
                                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BENJAMIN   STERN
                        (Name - *if individual, state last, first, middle name*)

144 E. 44TH STREET- 5TH FLOOR   **NEW YORK**   **NY**   **10017**
   (Address)   (City)   (State)

SEC Mail Processing
Section

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

MAR 0 2 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, **JEFF SWEARINGEN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **EDGEMONT CAPITAL PARTNERS, L.P.** as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

_____
Signature

PARTNER & FINANCIAL OPERATIONS PRINCIPAL
Title

_____
Notary Public

ROLANDA K. BIES
Notary Public, State of New York
No. 01BI6104550
Qualified in New York County
Commission Expires January 20, 2012

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BENJAMIN STERN
CERTIFIED PUBLIC ACCOUNTANT
144 East 44th Street, 5th Floor
New York, New York 10017
Phone: 212-867-6555, Fax: 212-867-7447
L.I., NY Tel.: 516-487-3222, Fax: 516-467-4404
E-Mail: bsterncpa@optonline.net

INDEPENDENT AUDITORS' REPORT

To The Partners Of
Edgemont Capital Partners, L. P.

We have audited the accompanying statement of financial condition of Edgemont Capital Partners, L.P. (the Company) as of December 31, 2008, and the related statements of operations, changes in partners' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgemont Capital Partners, L.P. as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Benjamin Stern
Certified Public Accountant

New York, New York
February 10, 2009

EDGEMONT CAPITAL PARTNERS, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and Cash Equivalents	$ 104,693
Accounts Receivable	50,000
Due From Related Party	9,367
Property and Equipment - at Cost, Less Accumulated Depreciation of $33,552	2,667
TOTAL ASSETS	**$ 166,727**

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES:	
Accrued Expenses	$ 1,100
Total Liabilities	1,100
COMMITMENTS AND CONTINGENCIES	
PARTNERS' EQUITY	165,627
TOTAL LIABILITIES AND PARTNERS' EQUITY	**$ 166,727**

The Accompanying Notes Are An Integral Part Of These Financial Statements.

EDGEMONT CAPITAL PARTNERS, L.P.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:

Fee and Commission Revenue	$ 174,335
Client Reimbursements - Allocated - See Note 6	270
Interest Income	2,112
Total Revenues	176,717

EXPENSES:

Payroll	28,581
Payroll Taxes	5,040
Employee Benefits	3,194
Commission	2,335
Communications	1,341
Travel, Entertainment & Lodging Expenses	4,589
Retirement Plan Contribution - Allocated - See Note 6	1,967
Professional Fees	6,545
Office & Other expenses	2,725
Rent	5,372
Depreciation	6,415
Insurance	676
Marketing	1,634
Loss On Disposal Of Assets	874
Reimbursed Expenses	6,901
Auto Expenses	2,810
Total Expenses	80,999

INCOME BEFORE INCOME TAXES	95,718
PROVISION FOR INCOME TAXES	8,440
NET INCOME	$ 87,278

The Accompanying Notes Are An Integral Part Of These Financial Statements.

EDGEMONT CAPITAL PARTNERS, L.P.

STATEMENT OF CHANGES IN PARTNERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	General Partner's Equity	Limited Partners' Equity	Total Partners' Equity
Balance, January 1, 2008	$ 254,197	$ 73,758	$ 327,955
Net Income	87,278	-	87,278
Drawings	249,606	-	249,606
Balance, December 31, 2008	$ 91,869	$ 73,758	$ 165,627

The Accompanying Notes Are An Integral Part Of These Financial Statements.

EDGEMONT CAPITAL PARTNERS, L.P.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 87,278
Adjustments to Reconcile Net Income to Net Cash Provided	
by Used in Operating Activities:	
Depreciation	6,415
Loss on disposal of property & equipment	874
(Increase) Decrease in:	
Accounts Receivable	(50,000)
Due from Related Party	174,737
Prepaid Expenses and Other Assets	13,973
Increase (Decrease) in:	
Accounts Payable and Accrued Expenses	(200)
Due to Retirement Plans	-
Total Adjustments	145,799
Net Cash (Used in) Operating Activities	233,077
CASH FLOWS FROM FINANCING ACTIVITIES:	
Drawings	(249,606)
Net Cash (Used in) Financing Activities	(249,606)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(16,529)
CASH AND CASH EQUIVALENTS	
Beginning of Year	121,222
End of Year	$ 104,693
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Income Taxes Paid	$ 8,640

The Accompanying Notes Are An Integral Part Of These Financial Statements.

EDGEMONT CAPITAL PARTNERS, L.P.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principal Business Activity:

Edgemont Capital Partners, L.P. Limited, a Limited Partnership ("the Company"), is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company was formed in December 2001 under the laws of the State of Delaware. The Company was registered as a broker dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. in January 2003.

The firm advises businesses in the health care industry concerning financing options and opportunities (corporate finance advisory services), business valuation, and concerning M&A and other business combinations. These services are provided in addition to, as well as in conjunction with, its private placement activities. Professional fees, other than placement fees/commissions, are charged for these services, which may or may not lead to the brokering of any securities transaction.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

Revenues and related expenses are recorded as transactions occur.

Property and Equipment:

Property and equipment are stated as cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Property and Equipment is comprised of the following:

Office Equipment	36,219
Less: Accumulated Depreciation	33,552
	$ 2,667

EDGEMONT CAPITAL PARTNERS, L.P.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Income Taxes:

The Company is classified as a Partnership for Federal and New York State tax purposes, whereby the Company's income is reported by the partners on their own income tax returns. Accordingly, no provision has been made for Federal and New York State income taxes. The Company remains liable for the New York City Unincorporated Business Tax.

Cash and Cash Equivalents:

For the purpose of the Statement of Cash Flows the Company deems cash and cash equivalents to include cash in bank checking and money market accounts.

NOTE 2 - SPECIAL RESERVE ACCOUNT:

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule, and as such is exempt from the reporting requirements of such rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("SEC") which requires that the Company maintain a statutory minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater. The net capital rules require broker-dealers to maintain minimum levels of net capital and may require a FINRA member to reduce its business or prohibit a FINRA member from expanding its business or making distributions as its net capital approaches certain levels.

At December 31, 2008, the Company had net capital of $103,593 which was $98,593 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 1%.

EDGEMONT CAPITAL PARTNERS, L.P.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 – CONCENTRATIONS:

Cash and cash equivalents includes $104,693 held in accounts of one bank at December 31, 2008, all of which is covered by FDIC insurance. On October 3, 2008, FDIC deposit insurance temporarily increased from $100,000 to $250,000 per depositor through December 31, 2009.

For the year ended December 31, 2008 revenue from three of the Company's clients accounted for 43%, 30% and 27% of total revenue respectively. The Company provides services to its clients on a specific engagement basis and therefore the Company's clients may be transient and the volume of services for specific clients will change substantially from year to year.

NOTE 5 – RETIREMENT PLANS:

The Company's expense for retirement plans, before allocation of expenses in accordance with the expense sharing agreement (see note 6), for the year ended December 31, 2008 is as follows:

Profit Sharing Plan Contribution	$ 6,470
Defined Benefit Plan Contribution	12,400
Total	$18,870

EDGEMONT CAPITAL PARTNERS, L.P.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 – RELATED PARTY AND EXPENSE SHARING AGREEMENT:

Effective January 1, 2007, Edgemont Advisors LP ("Advisors"), an entity commonly owned and operated with the Company, assumed most of the Company's non-broker dealer business. As of that date, most of the existing non-broker dealer contracts with the Company's clients were assigned to Advisors, and the related operating expenses of that business were assumed and paid by Advisors.

Effective January 1, 2007, the Company and Advisors entered into an expense sharing agreement by which their operating expenses (i.e. office rent, office expenses, payroll and related taxes, employee benefits and retirement expenses, professional fees, etc.) are allocated to each entity based on their respective revenue for the period. For the year ended December 31, 2008, the revenue of the Company represented 9.73% of the total revenue of both the Company and Advisors; therefore the Company was charged with 9.73% of the operating expenses of both entities. Depreciation and NYC Unincorporated Business Tax were not allocated between the entities; each were charged with depreciation on their own property and equipment and charged with income taxes based on their own net income.

The Company leases office space occupied by both entities. Beginning in January 2007, Advisors pays the monthly rent which is allocated between the entities pursuant to the expense sharing agreement discussed above.

As of December 31, 2008, Advisors has a balance due to the Company of $9,367.

BENJAMIN STERN
CERTIFIED PUBLIC ACCOUNTANT
144 East 44th Street, 5th Floor
New York, New York 10017
Phone: 212-867-6555, Fax: 212-867-7447
L.I., NY Tel.: 516-487-3222, Fax: 516-467-4404
E-Mail: bsterncpa@optonline.net

INDEPENDENT AUDITORS' REPORT
ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

To The Partners Of
Edgemont Capital Partners, L.P.

We have audited the accompanying financial statements of Edgemont Capital Partners, L.P., as of and for the year ended December 31, 2008, and have issued our report thereon dated February 10, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Benjamin Stern
Certified Public Accountant

New York, New York
February 10, 2009

CONFIDENTIAL
EDGEMONT CAPITAL PARTNERS, L.P.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d) AS OF DECEMBER 31, 2008

TOTAL PARTNERS' EQUITY	$ 165,627
NON-ALLOWABLE ASSETS:	
Non-Broker Dealer Accounts Receivable, Property and Equipment, (Net of Accumulated Depreciation) Prepaid Expenses and Other Assets	62,034
NET CAPITAL BEFORE HAIRCUT	103,593
HAIRCUTS – NONE	
NET CAPITAL	103,593
MINIMUM NET CAPITAL REQUIRED:	
Minimum Net Capital Requirement of 6-2/3% of Aggregate Indebtedness of $1,100 for December 31, 2008 or $5,000, whichever is Greater	5,000
Excess Net Capital	$ 98,593

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL:	
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$ 89,391
DIFFERENCES DUE TO AUDIT ADJUSTMENTS:	14,202
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	$ 103,593
TOTAL AGGREGATE INDEBTEDNESS	$ 1,100
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1%

See Independent Auditor's Report on Supplemental Information. The Accompanying Notes Are An Integral Part Of These Financial Statements.

EDGEMONT CAPITAL PARTNERS, L.P.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2008

Report Pursuant to SEC
Rule 17a-5(d)

EDGEMONT CAPITAL PARTNERS, L.P.

REPORT INDEX

DECEMBER 31, 2008

	PAGE
FACING PAGE TO FORM X-17A-5	1
AFFIRMATION	2
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS:	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Partners' Equity	6
Statement of Cash Flows	7
Notes to the Financial Statements	8-11
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	12
SUPPLEMENTARY INFORMATION:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	13